Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

January 2016

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated January 5, 2016, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: January 5, 2016	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

The Hague – January 5, 2016

Aegon appoints Mark Bloom as Global Chief Technology Officer

Aegon today announces the appointment of Mark Bloom (American) to succeed Brenda Clancy (American) as Global Chief Technology Officer and a member of the Management Committee, effective February 1, 2016. Mr. Bloom joins Aegon from Citigroup Inc., where he held various technology leadership positions. In his most recent role, Mr. Bloom has served as Citi’s Global Head of Consumer Digital and Operations Technology, where he has been responsible for the Digital, Data, and Operations platforms and technology solutions and innovations that support Citi’s Consumer business around the globe.

Mr. Bloom takes over from Mrs. Clancy who will retire during the second quarter of 2016 after a long and distinguished career with the company.

“I would like to thank Brenda for establishing Aegon’s global technology function”, said CEO Alex Wynaendts. “She has provided an invaluable contribution during her time at Aegon and Transamerica, and the creation of our highly effective global IT model is a testament to the huge strides we have made under her leadership.”

In his new role Mr. Bloom will be responsible for Aegon’s global technology activities. He will be leading the IT function in delivering innovative business solutions which further enhance the digital customer experience and operational excellence. Mr. Bloom will report to Alex Wynaendts and will be located in Baltimore, Maryland. “I’m very pleased that Mark Bloom is joining us as Global Chief Technology Officer, a role essential to both the execution of our strategy and to getting closer to our customers through digital innovation. Mark is highly respected in the industry and has a strong track record in building truly innovative and customer-friendly digital solutions. His experience in the worlds of finance and technology will be a strong asset to the company.”

Media relations	Investor relations
Debora de Laaf	Willem van den Berg
+31 (0) 70 344 8730	+31 (0) 70 344 8405
gcc@aegon.com	ir@aegon.com

Aegon’s roots go back more than 150 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people take responsibility for their financial future. More information: aegon.com.